UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

#605 – 475 Howe Street

Vancouver, BC V6C 2B3

Item 2.	Date of Material Change

June 12, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated June 12, 2006 disseminated via Stockwatch, Market News and Businesswire.com.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the appointment of Alan Hitchborn to the board of directors.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Steve Bajic

President and Director

604.738.3882

Item 9.	Date of Report

June 12, 2006.

PAN AMERICAN GOLD CORPORATION

/s/ Steve Bajic
Steve Bajic, President and Director

Schedule “A”

Pan American Gold Corporation

June 12, 2006

FOR IMMEDIATE RELEASE:

Pan American Gold Corporation Appoints New Director

Pan American Gold Corporation (OTC BB: PNAMF) (“Pan American”) is pleased to announce the appointment of mining industry veteran Alan Hitchborn to the board of directors.

Mr. Hitchborn brings over 27 years of experience in the gold mining industry covering all aspects of exploration, development, and production. During his career, Mr. Hitchborn has personally managed teams that have led to the discovery of 4 million ounces of gold resources and 80 million ounces of silver.

“We are extremely pleased to welcome Alan Hitchborn to the Pan American board. His credentials are impeccable and his very extensive experience in exploration and mine development should prove to be invaluable as Pan American works towards proving up resources at the Huicicila property in Nayarit State, Mexico,” say Pan American President Steve Bajic.

“This is an exciting time for Pan American and its shareholders as we undertake what could be one of the most promising operations in our history,” continues Bajic.

Mr. Hitchborn is a graduate of the Mackay School of Mines at the University of Nevada-Reno. He began his career with Amselco Exploration, Western USA, where he spent 7 years in various capacities. Next he moved to Placer Dome-USA where he was Chief Geologist for 8 years at the Bald Mountain Mine in Elko, Nevada. He then moved to Vancouver, B.C. and worked 3 years with Placer Dome Inc. as a Geostatistician and in-house expert consultant. For the passed 9 years, Mr. Hitchborn has been active in the junior exploration level including the last 7 years as Vice-President, Development for Kimber Resources Ltd. where he has been responsible for the discovery and development of the Monterde gold-silver deposit in Chihuahua, Mexico.

For more information, please contact:

Investor Relations

604-738-3882.

Notice Regarding Forward-Looking Statements

This news release contains “forward-looking statements”, as that term is defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) the extensive experience of Alan Hitchborn in exploration and development should prove to be invaluable as Pan American works towards proving up resources at the Huicicila property in Nayarit State, Mexico; and (ii) this period of time could be one of the most promising operations in Pan American’s history.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the inherent uncertainties and speculative nature associated with mineral exploration; (ii) changes in reserve estimates, if any; (iii) any number of events or causes which delay or cease exploration and development of Pan American’s property interests such as environmental liabilities, weather, mechanical failures, safety concerns, labour problems and financing problems; (iv) changes in economic conditions, adverse exchange rates and financial markets; (v) the risk that Pan American does not execute its business plan; (vi) the inability to retain key employees; (vii) changes in the prices of precious metals or other minerals Pan American acquires or produces; (viii) Pan American’s inability to finance its operations or growth; and (ix) the inability to obtain all necessary government, environmental and regulatory approvals. These forward-looking statements are made as of the date of this news release and Pan American assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although Pan American believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance those beliefs, plans, expectations, or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in Pan American's periodic reports filed from time-to-time with the Securities and Exchange Commission and available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President and Director

Date: June 15, 2006